October 21, 2009

Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anesiva, Inc.

Revised Preliminary Proxy Statement on Form PRER14A (Amendment No. 2)

Filed October 6, 2009

File No. 000-50573

Form 10-Q for the Quarterly Period Ended June 30, 2009

Filed August 7, 2009

Ladies and Gentlemen:

On behalf of Anesiva, Inc. (“Anesiva” or the “Company”), we are transmitting for filing Amendment No. 3 (the “Schedule 14A Amendment”) to the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 11, 2009 (the “Initial Schedule 14A”), as amended by the Revised Preliminary Proxy Statement on Form PRER14A filed on September 17, 2009 (“Amendment No. 1”) and the Revised Preliminary Proxy Statement on Form PRER14A filed on October 6, 2009 (“Amendment No. 2”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 15, 2009, with respect to the filings listed above (the “Comments”). For your convenience, we are sending a copy of this letter and the Schedule 14A Amendment in the traditional non-EDGAR format, including a version that is marked to show changes. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form PRER 14A

Unaudited Pro Forma Condensed Combined Financial Statements, page 131

1.	Refer to your response to our comment 13. We are uncertain how the accrual of severance will have a continuing impact on operations after your merger transaction. Please explain to us how the accrual and payment of severance is expected to have a continuing impact when the nature of severance is the termination of current employees who will no longer provide services to support your operations in the future. Otherwise, please remove adjustment (h) from your interim 2009 pro forma statement of operations pursuant to Rule 11-02(b)(6) of Regulation S-X as a non-recurring transaction that will not have a continuing impact on your operations. The presentation of this item on the balance sheet is appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Schedule 14A Amendment.

2.	Refer to your response to our comment 15 and pro forma adjustment (k). Your valuation of fair value doesn’t appear to be consistent with what a market participant would pay for the Zingo assets given the fact that you anticipate realizing upwards of $3.5 million on sale. Although we acknowledge that uncertainty exists given that your pending term sheet is subject to further negotiation and change, it does not appear reasonable that the ultimate amount to be realized on the transaction reflects an approximately 95% discount from the $3.5 million gross proceeds disclosed on page 66. Please clarify the reasons for this apparent inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 145 of the Schedule 14A Amendment.

3.	Refer to your response to our comment 16. Please revise your presentation to remove net loss from your pro forma statements of operations as the amounts presented appear to include your discontinued operations and therefore do not reflect the continuing impact of your combined operations. Also, please revise your presentation in Selected Unaudited Pro Forma Condensed Combined Financial Data on page 21 to remove your discontinued operations. In addition, please revise your disclosure accompanying your pro forma financial data and your pro forma financial statements to clearly indicate that the pro forma information reflects only your ongoing, continuing operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 26, 137, 140, 141 and 145 of the Schedule 14A Amendment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation, page 120

4.	Refer to your response to our comment 17 and pro forma adjustment (j). Your disclosure indicates that you may not have obligations beyond trade liabilities in an amount to exceed $3.5 million, As such, you will be required to enter into settlement agreements with your creditors and resolve your ongoing litigation matters prior to the closing of the merger to reduce the fair value of the assumed liabilities to be no more than $3.5 million.

•	Tell us what consideration has been given to providing a risk factor related to this obligation;

In response to the Staff’s comment, the Company has revised the disclosure on pages Q-2 and 29 of the Schedule 14A Amendment.

•	Provide disclosure to explain how the pro forma adjustment (j) was determined, including a discussion why the resulting accounts payable is not $3.5 million;

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 144 of the Schedule 14A Amendment. The Company respectively advises the Staff that the resulting accounts payable amount was not $3.5 million because the accounts payable amount did not include accrued compensation and other accrued liabilities. The Company has consolidated such assumed liabilities to the accounts payable line item on the pro forma consolidated balance sheet which now totals $3.5 million, excluding certain debt obligations from the Rights Offering. The Company advises the Staff that the $432,000 under debt obligations in the pro forma condensed combined balance sheet relates to the publicly held portion of the notes offered under the Rights Offering in April 2009, which will mature in April 2010.

The Company respectively advises the Staff that the Company’s management has performed an analysis of its contractual liabilities and indebtedness at the individual liability level (including on-going litigation matters) using an expected discount rate based on its negotiating history and the nature of the liabilities to determine that the Company’s estimated fair value of assumed liabilities at the closing of the merger transaction will be no more than $3.5 million. The types of liabilities the Company’s management analyzed and is currently negotiating are (1) contractual obligations, (2) restructuring accruals relating to previously disclosed restructuring events (e.g., operating leases of vacated facilities and severance and benefits for former employees) and (3) on-going litigation. While management believes that its estimated fair value of assumed liabilities at the closing of the merger transaction will be no more than $3.5 million, no assurance can be given at this time that the Company’s actual fair value of assumed liabilities at the closing of the merger will not be more than $3.5 million.

•	Tell us what progress has been made to date to settle your obligations related to pro forma adjustment (j); and

The Company respectively advises the Staff that the Company’s negotiations to settle its obligations are on-going and that the Company is in discussions with each of its major creditors. As of October 20, 2009, the Company has negotiated or is awaiting final execution of settlement agreements on approximately $2.0 million of the Company’s total liabilities from its consolidated condensed balance sheet at June 30, 2009, excluding debt obligations. The Company anticipates that more settlement agreements will be finalized at an increasing rate as the Company draws closer to the completion of the merger.

•

Please disclose the nature of recognized and unrecognized contingencies that make up the $3.5 million amount recognized in your pro forma financial information related to the loss contingencies consistent with paragraph 68j of SFAS 141(R).

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Schedule 14A Amendment. The Company respectively advises the Staff that the $3.5 million amount consists of recognized contractual obligations, which will also include settlements of on-going litigations. The Company does not believe that there will be any unrecognized contingencies upon the close of the merger if it is to achieve the required closing conditions.

5.	Refer to your response to our comment 19 and your pro forma adjustment (i). Although you have included a pro forma adjustment for the $20 million stock issuance, you do not appear to include a separate adjustment for the Redemption transaction disclosed on page 79, as previously requested. Please revise your pro forma balance sheet to reflect this Redemption transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 144 of the Schedule 14A Amendment.

Information Regarding Arcion’s Business, page 168

Regulatory Pathway, page 173

6.	We note your statement that Arcion filed an IND for the study of ARC-4558 in PDN in February, 2008. Please identify the application number for this IND and disclose the current status of any discussions with the FDA in relation to IND application and the product’s regulatory development.

In response to the Staff’s comment, the Company has revised the disclosure on page 175 of the Schedule 14A Amendment.

Annex L

Anesiva, Inc. Form 10-Q for the quarterly period ended June 30, 2009

4. Leases and Commitments

Legal Proceedings, page L-16

7.	Refer to your response to our comment 25 and your proposed disclosure. Related to the contingencies for The Eight Tower Development Associates, GKD-USA and John Regan matters, please include in your proposed disclosure that the contingencies have been accounted for as part of discontinued operations expenses since all were related to the Zingo manufacturing and commercial operations. Also, with regards to the Monshaw litigation, please clarify your disclosure to indicate why you have not accrued for this contingency in accordance with FAS 5 (i.e. not probable or reasonable estimable). In addition, please revise your proxy statement to disclose the court award related to the 500 Plaza matter, and the potential impact on your liquidity, given that the award appears to be significant to your pro forma cash position.

In response to the Staff’s comment, the Company has revised the disclosure on pages Q-2, 4, and 29 of the Schedule 14A Amendment.

* * * *

In addition, Anesiva acknowledges:

•	Anesiva is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Anesiva may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 624-9600 if you have any questions or would like any additional information.

Sincerely,

/s/ John H. Tran

John H. Tran

Vice President, Finance and Chief Accounting Officer, Anesiva, Inc.

cc:	Michael L. Kranda, President and Chief Executive Officer, Anesiva, Inc.

Matthew B. Hemington, Cooley Godward Kronish, LLP